Exhibit 99.2

RECENT DEVELOPMENT

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our Company,” “Bitdeer” refer to Bitdeer Technologies Group. Capitalized terms not otherwise defined shall have the meanings ascribed to them in our annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026.

Recent Developments

Rockdale Land Purchase

In August 2026, we completed the fee simple acquisition of approximately 200 acres of greenfield property in Milam County, Texas, near our existing Rockdale facility, for total consideration of approximately US$100 million, paid in cash. Following this transaction, we own and/or operate approximately 255 acres and 742 MW of existing and pipeline power capacity in Milam County, and approximately 3.0 GW of total power capacity across our global site portfolio.

AI Cloud Services

In August 2026, Bitdeer AI, part of our Company (“Bitdeer AI”), has sold out its approximately 9.5MW capacity at its A102 data center in Malaysia for its AI Cloud business, entering into five-year long-term offtake commitments at this site.

Colocation Lease and Services Agreement

In August 2026, we entered into a data center lease agreement and a data center services agreement (collectively, as amended, the “Colocation Lease and Services Agreement”) through our subsidiary, Tydal Data Center AS (“TDC”) with Volta Tydal AS (“Volta” or “Tenant”). The total contract value is approximately US$4.7 billion over the initial 16-year base term, and the Tenant has a no fee termination right at 10 years. The Tenant’s 8-year renewal option increases the potential total contract value to approximately US$8.0 billion over 24 years. The Colocation Lease and Services Agreement is structured as a modified gross lease, with a 16-year average rate of approximately US$202/kW/month total; electricity costs are fully reimbursed by the Tenant. Expected average annual revenue is US$2.4 million per IT MW over 16 years, with an estimated NOI margin of approximately 90%. Both the lease and services agreement are subject to 3% annual escalators. Under the Colocation Lease and Services Agreement, TDC will deliver 121 IT MW of contracted critical load, supported by an estimated 133 gross MW of capacity, at the Tydal, Norway campus. Volta’s obligations are anticipated to be backed by institutional-grade credit support in the form of letters of credit arranged by affiliates of J.P. Morgan and another top-tier global financial institution, totaling approximately US$1.3 billion and subject to customary conditions. We have the right to terminate the agreement if Volta fails to meet certain milestones relating to the credit backstop. Our affiliates retain 100% ownership of the Tydal, Norway campus. No equity securities or warrants of our company were issued as part of this transaction.

Tydal Data Center Contract for Design and Construction

In March 2026, TDC, our subsidiary, entered into a contract for design and construction (the “Tydal EPC Agreement”) with Data Center Installations AS, a Norwegian limited company, for the conversion and upgrading of our existing datacenter in Tydal, Norway into an AI datacenter. The agreement is structured on an open-book, cost-plus basis. The project is expected to be completed in phases commencing in December 2026.

Financing Facility

In February 2026, we repaid an existing financing facility with a commercial bank (the “Financing Facility”) with a principal amount of US$26.0 million, which was unsecured and bore interest at a rate of 10.31% per annum. In July 2026, we fully repaid the then outstanding principal of US$26.0 million with the Financing Facility, renewed the Financing Facility, and subsequently drew down an aggregate principal amount of US$26.0 million, which bears interest at 10.31% per annum and matures in December 2026.

BIT Bitcoin Loan

In February 2026, we entered into a loan agreement with BIT Group, pursuant to which we borrowed 800 Bitcoin from BIT Group. The agreement was amended in February and March 2026 to increase the financing facility from 800 Bitcoin to 3,000 Bitcoin and 6,000 Bitcoin, respectively. The agreement was further amended in August 2026 to allow repaid amounts to be re-borrowed on a revolving basis, subject to a maximum of 6,000 Bitcoin outstanding at any time. Loans drawn under the facility bear interest at 3.00% per annum, payable weekly in arrears. Each drawdown has a tenor as agreed between the parties. The loans are secured by collateral in the form of stablecoins or fiat currency and are subject to a loan-to-value ratio. As of September 29, 2026, we have an outstanding balance of approximately 3,669 Bitcoin under the facility.

BIT Structured Product Agreement

In February 2026, we entered into the BIT Structured Product Agreement with BIT Group, pursuant to which BIT Group will provide a diverse suite of products, including collateralized financing, options, notes, accumulators/decumulators, and other digital asset derivatives. As of September 29, 2026, we have entered into put option transactions under the BIT Structured Product Agreement with total premium paid of approximately US$6.4 million.

February 2026 Convertible Notes

In February 2026, we issued US$325.0 million in aggregate principal amount of 5.00% Convertible Senior Notes due 2032 (the “February 2026 Convertible Notes”) and an additional US$50.0 million principal amount of the February 2026 Convertible Notes pursuant to the initial purchasers’ exercise of their option, for a total of US$375.0 million in aggregate principal amount. In connection with the February 2026 Convertible Notes, we entered into privately negotiated capped call transactions with certain of the initial purchasers or affiliates thereof and certain other financial institutions.

2026 Equity Offering

In February 2026, we completed a registered direct offering of 5,503,030 of our Class A ordinary shares at a price of US$7.94 per share. In connection with the 2026 Equity Offering, we entered into individually negotiated share purchase agreements with certain institutional investors holding our November 2024 Convertible Notes. We used the net proceeds from the 2026 Equity Offering, together with a portion of the net proceeds from the February 2026 Convertible Notes, to repurchase for cash US$135.0 million aggregate principal amount of the November 2024 Convertible Notes.

Barclays Capital Inc. acted as the exclusive placement agent (the “2026 Placement Agent”) in connection with the 2026 Equity Offering pursuant to that certain placement agency agreement dated as of February 19, 2026, by and between us and the 2026 Placement Agent.

BIT Assets Collateralized Loan

In April 2025, we entered into a loan agreement with BIT Group for a financing facility of up to US$200.0 million (the “BIT Assets Collateralized Loan”). Loans drawn under the facility bear a variable interest rate equal to 9.0% plus a market-based reference rate and are repayable in fixed monthly instalments over a 24-month term. The facility is collateralized by our SEALMINERs, and is maintained in compliance with an agreed loan-to-value ratio. In July and October 2025, we entered into amendments to the BIT Assets Collateralized Loan, pursuant to which the total maximum financing facility was increased from US$200.0 million to US$400.0 million and the definition of collateral was expanded to include mining rigs, inventories, datacenter assets and such other collateral as may be mutually agreed between the parties.

In October, December 2025, January, February, March and May 2026, we entered into additional loan agreements with BIT Group similar to the BIT Assets Collateralized Loan arrangement, pursuant to which additional financing facilities of US$100.0 million were made available in October 2025, US$50.0 million were made available in each respective month from December 2025 to March 2026, and US$60 million were made available in May 2026, for an aggregate of US$360.0 million, on substantially the same terms. In August 2026, we entered into a further loan agreement with BIT Group under the BIT Assets Collateralized Loan arrangement, pursuant to which an additional financing facility of US$45.0 million was made available, on substantially the same terms. As of September 29, 2026, we had an aggregate outstanding balance of approximately US$423.3 million under the facilities.

2025 At Market Issuance

On January 3, 2025, we entered into an At Market Issuance Sales Agreement (the “2025 At Market Issuance Sales Agreement”; the program under the 2025 At Market Issuance Sales Agreement, the “2025 ATM Program”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC and StockBlock Securities LLC as sales agents (collectively, the “Sales Agents” for the purposes of this paragraph), pursuant to which we may offer and sell our Class A ordinary shares from time to time through or to the Sales Agents, as agent or principal. The timing and extent of the use of the 2025 ATM Program will be at our discretion.

In connection with the 2025 ATM Program, we filed a prospectus supplement dated January 3, 2025, as amended by Amendment No. 1 dated November 12, 2025, and Amendment No. 2 dated February 19, 2026 (collectively, the “Prior ATM Prospectus Supplement”). We utilized the full amount available for offer and sale under the Prior ATM Prospectus Supplement, except for approximately US$55.5 million, which was transferred to the 2026 ATM Prospectus Supplement (as defined below).

On August 10, 2026, we filed a new prospectus supplement (the “2026 ATM Prospectus Supplement”), providing for the offer and sale of up to US$1,000,000,000 of Class A ordinary shares under the 2025 ATM Program (including approximately US$55.5 million transferred from the Prior ATM Prospectus Supplement), which replaced the Prior ATM Prospectus Supplement for purposes of subsequent sales. As of September 29, 2026, we offered and sold 767,199 Class A ordinary shares for total net proceeds of approximately US$8.4 million under the 2026 ATM Prospectus Supplement.

Results of Operations for the Six Months Ended June 30, 2026 and 2025

The following tables summarize our results of operations, revenue breakdown, and expenses by nature for the six months ended June 30, 2026 and 2025. This information should be read together with our unaudited interim consolidated financial statements for the six months ended June 30, 2026 and 2025 and related notes. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the periods indicated.

	For the Six Months ended June 30
	2026 (Unaudited)	2025 (Unaudited)
	US$	US$
	(in thousands)

Total net revenues	417,714	225,710
Total cost of revenues	(465,281)	(217,699)
Gross (loss) profit	(47,567)	8,011

Selling expenses	(5,136)	(3,015)
General and administrative expenses	(58,906)	(35,240)
Research and development expenses	(56,250)	(79,572)
Change in fair value of digital assets held for operations	(28,628)	19,398
Other operating expenses, net	(11,806)	(3,409)
Total operating expenses	(160,726)	(101,838)

Loss from operations	(208,293)	(93,827)

Interest income	2,220	4,187
Interest expense	(62,810)	(19,063)
Change in fair value of digital assets receivables	(16,307)	-
Change in fair value of digital assets loan	23,809	-
Change in fair value of derivative instruments	12,988	165,352
Foreign exchange (losses) gains	(2,367)	3,449
Other losses, net	(12,649)	(18,776)
(Loss) Income before income taxes	(263,409)	41,322
Income tax benefits	15,121	3,523
Share of losses from equity method investments	(3,517)	(2,467)
Net (loss) income	(251,805)	42,378

The following table sets forth a breakdown of our revenue, for the periods indicated.

	For the Six Months Ended June 30
	2026 (Unaudited)		2025 (Unaudited)
	US$	%	US$	%
	(in thousands, except for percentages)

Revenue
Net Service Revenues
Self-mining	315,226	75.4	96,538	42.8
Co-mining	34,002	8.1	-	-
Cloud hash rate	7,425	1.8	51	*
General hosting	8,226	2.0	18,960	8.4
Membership hosting	26,529	6.4	30,868	13.7
AI cloud services	17,689	4.2	2,691	1.2
Others (1)	2,943	0.7	2,905	1.3

Net Product Revenues
Sale of mining rigs and accessories	4,087	1.0	73,554	32.6
Others (2)	1,587	0.4	143	*
Total revenue	417,714	100.0	225,710	100.0

*	Less than 0.1% but not nil.

(1)	Other service revenues primarily comprise revenue from the provision of technical and human resources services, repair services for hosted mining rigs, the leasing of property, plant and equipment, and cloud hosting arrangements.
(2)	Other product revenues primarily comprise revenue from the sale of mining rig peripherals and containerized solution products.

Comparison of Six Months Ended June 30, 2026 and 2025

Revenue

Our revenue increased to US$417.7 million for the six months ended June 30, 2026 from US$225.7 million for the six months ended June 30, 2025, primarily driven by an increase in revenue from self-mining, an increase in revenue from AI cloud services and the commencement of co-mining revenue, offset by a decrease in revenue from General Hosting and sale of mining rigs and accessories.

●	Revenue generated from our self-mining business increased by 226.5% to US$315.2 million for the six months ended June 30, 2026 from US$96.5 million for the six months ended June 30, 2025. The change was primarily due to the increase in the average self-mining hash rate, partially offset by lower average Bitcoin prices. The hash rate used for self-mining, calculated as the monthly average over the six-month period, was approximately 66.4 EH/s for the six months ended June 30, 2026, compared to 12.0 EH/s for the six months ended June 30, 2025.

●	Revenue generated from our co-mining business was US$34.0 million for the six months ended June 30, 2026, compared to nil for the six months ended June 30, 2025. The change was primarily due to the deployment of hash rate under our co-mining arrangements during the period, there having been no co-mining revenue in the comparative period. The hash rate used for co-mining, calculated as the monthly average over the six-month period, was approximately 7.6 EH/s for the six months ended June 30, 2026.

●	Revenue generated from AI cloud services increased by 557.3% to US$17.7 million for the six months ended June 30, 2026 from US$2.7 million for the six months ended June 30, 2025. The change was primarily due to our increased GPU equipment deployed and scaling efforts into AI cloud service contracts.

●	Revenue generated from General Hosting decreased by 56.6% to US$8.2 million for the six months ended June 30, 2026 from US$19.0 million for the six months ended June 30, 2025, which was primarily due to the expiration of certain hosting customer contracts and lower rewards from profit-sharing scheme as a result of lower average Bitcoin prices.

●	Revenue generated from sale of mining rigs and accessories decreased by 94.4% to US$4.1 million for the six months ended June 30, 2026 from US$73.6 million for the six months ended June 30, 2025, which was primarily due to the designation of our mining rigs for our mining business in line with the expansion of our mining operations, rather than being used for external sales.

Cost of Revenue

●	Our cost of revenue increased to US$465.3 million for the six months ended June 30, 2026 from US$217.7 million for the six months ended June 30, 2025, primarily driven by increases in depreciation of property, plant and equipment, including mining rigs, and in electricity cost in operating mining rigs, partially offset by a decrease in the cost of mining rigs and accessories sold.

●	Depreciation of property, plant and equipment, including mining rigs, increased by 506.7% to US$188.4 million for the six months ended June 30, 2026 from US$31.1 million for the six months ended June 30, 2025, primarily driven by the significant increase in the number of SEALMINER mining rigs energized and placed into service across the Group’s self-mining and co-mining businesses, together with the expansion of datacenter infrastructure and the deployment of GPU equipment for the AI cloud business. The increase also reflects the revision, effective from July 2025, of the estimated useful lives of substantially all mining rigs held at that date from two to five years to two to three years and the reduction in their estimated residual values, which was applied prospectively and therefore affected the six months ended June 30, 2026 but not the comparative period.

●	Electricity cost in operating mining rigs increased by 143.8% to US$227.7 million for the six months ended June 30, 2026 from US$93.4 million for the six months ended June 30, 2025, which was primarily due to the additional mining capacity energized in the self-mining business and the commencement of the co-mining business, partially offset by decreases in the General Hosting and Membership hosting businesses as datacenter capacity was redeployed to the Group’s own mining operations.

●	Cost of mining rigs and accessories sold decreased by 94.0% to US$3.8 million for the six months ended June 30, 2026 from US$63.2 million for the six months ended June 30, 2025 primarily driven by the corresponding decrease in sales of mining rigs and accessories to external customers.

Selling Expenses

Our selling expenses increased by 70.3% to US$5.1 million for the six months ended June 30, 2026 from US$3.0 million for the six months ended June 30, 2025, primarily due to (i) a US$2.3 million increase in marketing and advertising expenses for our AI business and (ii) a US$0.2 million increase in staff costs, including wages, bonuses and other benefits to sales personnel, driven by an increase in headcount, partially offset by a US$0.4 million decrease in share-based payment expenses, as a result of the decrease in expense recognized according to graded vesting schedules for outstanding share awards to sales personnel.

General and Administrative Expenses

Our general and administrative expenses increased by 67.2% to US$58.9 million for the six months ended June 30, 2026 from US$35.2 million for the six months ended June 30, 2025, primarily due to (i) a US$10.6 million increase in staff costs, including wages, bonuses and other benefits to general and administrative personnel, driven by an increase in general and administrative headcount, (ii) a US$8.1 million increase in consulting service fees for general corporate management and compliance activities, and (iii) a US$3.3 million increase in office, travel and insurance expenses, partially offset by a US$1.8 million decrease in share-based payment expenses, as a result of the decrease in expense recognized according to graded vesting schedules for outstanding share awards to general and administrative personnel.

Research and Development Expenses

Our research and development expenses decreased by 29.3% to US$56.3 million for the six months ended June 30, 2026 from US$79.6 million for the six months ended June 30, 2025, primarily attributable to (i) a US$24.6 million the decrease in one-off incremental development expenses, (ii) a US$4.7 million decrease in share-based payment expenses, as a result of the decrease in expense recognized according to graded vesting schedules for outstanding share awards to research and development personnel, and (iii) a US$1.9 million decrease in research and development technical service fees, partially offset by a US$5.3 million increase in staff costs, including wages, bonuses and other benefits to research and development personnel.

Other Operating Expenses, Net

We incurred other operating expenses of US$11.8 million and US$3.4 million for the six months ended June 30, 2026 and 2025, respectively. This change was primarily driven by net losses on disposal of property, plant and equipment caused by the conversion of Tydal, Norway data center from the mining facility into an AI data center, partially offset by change in fair value of digital assets-settled receivables and payables.

Other Losses, Net

We recorded other net losses of US$12.6 million and US$18.8 million for the six months ended June 30, 2026 and 2025, respectively. This change was primarily driven by a drop in loss on extinguishment of convertible bonds, partially offset by donations and realized loss on derivative instruments.

Loss from Operations

As a result of the foregoing, we recorded a loss from operations of US$208.3 million and US$93.8 million for the six months ended June 30, 2026 and 2025, respectively.

Income Tax Benefits

We recorded income tax benefits of US$15.1 million and US$3.5 million for the six months ended June 30, 2026 and 2025, respectively.

Net (Loss) / Income

As a result of the foregoing, we incurred a net loss of US$251.8 million for the six months ended June 30, 2026 and a net income of US$42.4 million for the six months ended June 30, 2025, respectively.

Adjusted EBITDA (Non-GAAP)

We recorded adjusted EBITDA of US$45.5 million and negative US$41.0 million for the six months ended June 30, 2026 and 2025, respectively. This change was primarily due to higher revenue and cost of electricity driven by significantly higher self-mining and co-mining hashrate as a result of the Company’s mass production and deployment of SEALMINERs, offset by higher operating expenses incurred.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP measures, adjusted EBITDA and adjusted income (loss), as supplemental measures to review and assess our operating performance. We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment and other net gains (losses), and define adjusted income (loss) as income (loss) adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment and other net gains (losses).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitate investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, our loss for the periods, as determined in accordance with GAAP. We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest GAAP performance measure, all of which should be considered when evaluating our performance. We encourage investors to review our financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of income (loss) for the relevant period to adjusted EBITDA, for the six months ended June 30, 2026 and 2025.

	For the Six Months ended June 30
	2026 (Unaudited)	2025 (Unaudited)
	US$	US$
	(in thousands)

Net income (loss)	(251,805)	42,378
Add:
Depreciation and amortization	202,596	44,952
Income tax benefits	(15,121)	(3,523)
Interest income	(2,220)	(4,187)
Interest expenses	62,810	19,063
Share-based compensation expense	13,527	20,574
Share of losses from equity method investments	3,517	2,467
Change in fair value of digital assets held for operations	28,628	(19,398)
Change in fair value of digital assets-settled receivables and payables	(6,468)	3,190
Change in fair value of digital assets receivable	16,307	-
Change in fair value of digital assets loan	(23,809)	-
Change in fair value of derivative instruments	(12,988)	(165,352)
Net losses on disposal of property, plant and equipment	17,870	68
Other losses, net	12,649	18,776
Total of Adjusted EBITDA	45,493	(40,992)

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of US$456.8 million, digital assets of US$34.8 million, digital assets - receivables of US$162.2 million, and fiat currency investment of US$0.2 million in an unlisted debt instrument, redeemable on demand. We have financed our operations primarily with cash flow from disposal of digital assets earned from principal business operations, as well as through the issuance of convertible notes and Class A ordinary shares and entering into borrowing arrangements. We believe that our cash, short-term investments, proceeds from our principal businesses and anticipated proceeds from disposal of digital assets will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. Consistent with our recent approach, we expect to opportunistically access sources of capital, including proceeds from the issuance of convertible notes, Class A ordinary shares and borrowing arrangements to meet our current and anticipated capital expenditure requirements.

Our cash and cash equivalents increased to US$456.8 million as of June 30, 2026 from US$149.4 million as of December 31, 2025, primarily attributable to net proceeds from financing activities, driven by our ATM program, the February 2026 convertible notes issuance (net of the settlement of our prior convertible notes and capped-call premium), and net borrowings from a related party, partially offset by cash used for capital expenditures, including payments for the production of SEALMINERs used for our self-mining and co-mining businesses, datacenter infrastructure construction, GPU equipment procurement and tariffs and freight for mining rigs delivered to our datacenters, and operating expenditures.

Our material cash requirements as of June 30, 2026 primarily include our purchase of property, plant and equipment, and intangible assets, lease obligations and borrowings. Other than those discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

Purchase of property, plant and equipment, and intangible assets. Purchase of property, plant and equipment, and intangible assets primarily consist of payments for the production of SEALMINERs used in our self-mining and co-mining businesses, GPU equipment procurement, and the purchase of machinery, equipment and other expenditure associated with datacenter construction and operations. The total cash outflow for the purchase of property, plant and equipment, and intangible assets was US$359.7 million and US$157.2 million for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, we had commitments that are scheduled to be paid within 12 months for the purchase of property, plant and equipment, and intangible assets of approximately US$252.6 million, of which approximately US$104.1 million was recognized in payables as of June 30, 2026.

Lease liabilities. We occupy most of our office premises and certain datacenters under lease arrangements, which generally have an initial lease term of between two to thirty years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless we are reasonably certain to exercise the extension option. Periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. Total cash paid for leases for the six months ended June 30, 2026 and 2025 was approximately US$7.9 million and US$5.9 million, respectively. As of June 30, 2026, lease liabilities mature based on contractual undiscounted payments within 12 months and over 12 months were US$18.1 million and US$114.9 million, respectively.

Borrowings. Our borrowings as of June 30, 2026 represented a total commitment of approximately US$1.8 billion relating to: (i) the balance of US$63.4 million relates to November 2024 Convertible Notes with the outstanding US$65.0 million aggregate principal amount, (ii) the balance of US$364.9 million relates to June 2025 Convertible Notes with US$375.0 million aggregate principal amount, (iii) the balance of US$389.0 million relates to November 2025 Convertible Notes, with US$400.0 million aggregate principal amount, (iv) the balance of US$364.1 million relates to February 2026 Convertible Notes, with US$375.0 million aggregate principal amount, (v) bank loans of US$27.1 million, and (vi) the loans from BIT Group, a related party, of US$633.1 million (comprising current portion of US$491.0 million and noncurrent portion of US$142.1 million).

For additional information regarding February 2026 Convertible Notes, see “––Recent Developments.”

We intend to fund our existing and future material cash requirements primarily with our cash, short-term investments, proceeds from our principal business, anticipated proceeds from disposal of digital assets, proceeds from the issuance of convertible notes and entering into borrowing arrangements. However, our future capital requirements will depend on many factors, including market acceptance of digital assets, our growth, our ability to scale up our mining and AI infrastructure including AI cloud related equipment, our ability to effectively control costs, our ability to attract and retain customers, our ability to continue the research and development of mining rig chips, our ability to manufacture and deploy the mining rigs and generate the hash rate, the continuing market acceptance of our offerings, expansion of sales and marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and financial condition could be adversely affected.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cash Flows

The following table sets forth our consolidated statements of cash flows for the six months ended June 30, 2026 and 2025.

	For the Six Months Ended June 30
	2026 (Unaudited)	2025 (Unaudited)
	US$	US$
	(in thousands)

Net cash used in operating activities	(505,417)	(622,025)
Net cash provided by (used in) investing activities	44,840	(86,226)
Net cash provided by financing activities	781,454	530,245
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,466)	3,281
Net increase (decrease) in cash, cash equivalents and restricted cash	318,411	(174,725)
Cash, cash equivalents and restricted cash at the beginning of the period	177,877	493,626
Cash, cash equivalents and restricted cash at the end of the period	496,288	318,901

Operating Activities

Net cash used in operating activities was US$505.4 million for the six months ended June 30, 2026. The difference between our net loss of US$251.8 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of digital assets of US$354.2 million, substantially all of our self-mining and co-mining revenue being received in digital assets rather than cash, with the related cash realized only on disposal of those assets and presented within investing activities, (ii) an adjustment for deferred income tax of US$15.0 million, (iii) changes in inventories of US$544.9 million related to the build of SEALMINER inventory, principally in the first quarter of 2026, the subsequent redesignation of that inventory for our own mining use and its reclassification to property, plant and equipment was a non-cash transfer of US$796.9 million and is accordingly excluded from operating activities and disclosed as a supplemental non-cash investing item, (iv) an adjustment for deferred revenues of US$9.9 million and (v) an adjustment for change in fair value of digital assets loan of US$23.8 million, partially offset by (i) an adjustment for depreciation and amortization of US$202.6 million primarily relating to the depreciation of mining rigs used in our principal business operations, property, plant and equipment used in connection with our datacenters and intangible assets during this period, (ii) an adjustment for share-based payment expenses of US$13.5 million for the issuance of options pursuant to our share incentive plans, (iii) an adjustment for losses on disposal of property, plant and equipment and intangible assets of US$17.9 million, (iv) an adjustment for change in fair value of digital asset receivables from a related party of US$16.3 million, (v) an adjustment for realized loss on disposal of digital assets held for operations of US$19.2 million, (vi) changes in prepayments and other assets of US$371.8 million, representing the realization of advance payments made in prior periods for wafer procurement, and was applied directly to property, plant and equipment; miner-related costs incurred after March 2026 are presented as purchases of property, plant and equipment within investing activities, and (vii) changes in accounts payable of US$54.1 million primarily associated with our production supply chain.

Net cash used in operating activities was US$622.0 million for the six months ended June 30, 2025. The difference between our net profit of US$42.4 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of digital assets of US$200.6 million, (ii) an adjustment for change in fair value of derivative liabilities of US$165.4 million, (iii) an adjustment for unrealized gain on digital assets held for operations of US$19.2 million, (iv) changes in prepayments and other assets of US$101.4 million primarily associated with advance payments for inventory procurement, and (v) changes in inventories of US$290.7 million related to our manufacturing of SEALMINERs, partially offset by (i) an adjustment for depreciation and amortization of US$45.0 million primarily relating to the depreciation of mining rigs used in our principal business operations, property, plant and equipment used in connection with our datacenters and intangible assets during this period, (ii) an adjustment for share-based payment expenses of US$20.6 million for the issuance of options pursuant to our share incentive plans, (iii) an adjustment for loss on extinguishment of convertible senior notes of US$16.2 million, and (iv) changes in accounts payable of US$30.8 million primarily associated with our production supply chain.

Investing Activities

Net cash provided by investing activities was US$44.8 million for the six months ended June 30, 2026, which was primarily attributable to proceeds from disposal of digital assets of US$402.4 million, partially offset by purchase of property, plant and equipment and intangible assets of US$359.7 million, which comprised payments for the production of SEALMINERs used for our self-mining and co-mining businesses, datacenter infrastructure construction, GPU equipment procurement and tariffs and freight for mining rigs delivered to our datacenters.

Net cash used in investing activities was US$86.2 million for the six months ended June 30, 2025, which was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of US$157.2 million, (ii) purchase of digital assets of US$18.2 million and (iii) cash paid for the site and gas-fired power project in Alberta, Canada of US$21.9 million, partially offset by proceeds from disposal of digital assets of US$112.4 million.

Financing Activities

Net cash generated from financing activities was US$781.5 million for the six months ended June 30, 2026, which was primarily attributable to (i) proceeds from borrowings of US$26.6 million, (ii) borrowings from a related party of US$210.0 million, (iii) proceeds from issuance of ordinary shares under our ATM program of US$491.9 million, and (iv) proceeds from convertible senior notes, net of transaction cost, of US$363.6 million, partially offset by (i) repayment of borrowings of US$26.0 million, (ii) repayment of borrowings to a related party of US$149.0 million, (iii) repayments made in connection with the extinguishment of convertible senior notes of US$93.0 million, and (iv) purchase of capped call option in connection with convertible senior notes of US$33.7 million.

Net cash generated from financing activities was US$530.2 million for the six months ended June 30, 2025, which was primarily attributable to (i) proceeds from borrowings of US$17.5 million, (ii) borrowings from a related party of US$180.0 million, (iii) proceeds from issuance of shares for exercise of share warrant of US$50.0 million, (iv) proceeds from issuance of ordinary shares of US$121.8 million, and (v) proceeds from convertible senior notes, net of transaction cost, of US$363.2 million, partially offset by (i) repurchase of ordinary shares of US$30.0 million, (ii) repayments made in connection with the extinguishment of convertible senior notes of US$33.8 million, and (iii) purchase of zero-strike call option in connection with convertible senior notes of US$129.6 million.